UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

CLEVELAND-CLIFFS INC.
(Exact name of registrant as specified in its charter)

Commission File No. 1-8944

Ohio	34-1464672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

200 Public Square, Suite 3300, Cleveland, Ohio	44114-2315
(Address of principal executive offices)	(Zip Code)

James D. Graham
Executive Vice President, Chief Legal and Administrative Officer & Secretary
Cleveland-Cliffs Inc.
200 Public Square, Suite 3300
Cleveland, Ohio 44114-2315
(216) 694-5700
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.
☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 2 - Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Disclosure of payments by resource extraction issuers.
The payment disclosure required by this Form is included as Exhibit 2.01 to this Form SD.
Section 3 - Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report on Form SD.

Exhibit number	Description
2.01	Resource Extraction Payment Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLEVELAND-CLIFFS INC.

	By:	/s/ James D. Graham
James D. Graham
Executive Vice President, Chief Legal and Administrative Officer & Secretary

Dated: September 18, 2026